SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: September 2006

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	2006-09-22_Director Dealings Philippe Marcel

Directors’ Dealings

Transactions in Adecco securities by Directors and Senior Management

Details of the Liable Person

Family Name	Marcel

Forename	Philippe

Street	Adecco, 4, rue Louis Guérin

Postcode / City / Country	F-69100 Villeurbanne, France

Function	Non-executive member of the Board of Directors

This transaction has been executed not by the liable person, but by or on behalf of a person closely associated with the liable person.

Details of the product acquired / sold

Type of transcation	Sale : If the sale price target is reached

Type of security	Equity Securities Call Option

Key conditions attached to unlisted conversion and purchase rights and financial instruments (e.g. exercise price, exercise period, duration, american/european style, etc.)	Same order as on 26 June 2006 which is valid until 10 November 2006.

Number of units traded	5000 shares 8000 calls

Price paid / received	Depending if the target price is reached.

Date of trade and place (“relevant binding transaction”)	18 September 2006

Reason for transaction (optional)

Date: 22/09/2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 29 September 2006	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 29 September 2006	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary